Filed by Hotel101 Global Holdings Corp./JVSPAC Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-2

under the Securities Exchange Act of 1934

Subject Companies: Hotel101 Global Pte. Ltd.

JVSPAC Acquisition Corp. (File No. 001-41922)

Philippine Star, published on September 27, 2024

Hotel101 Global pushing through with planned US listing

DoubleDragon said Hotel101 Global is currently in the process toward its US listing, which is expected to take place in the fourth quarter.

MANILA, Philippines — Hotel101 Global Pte. Ltd., the Singapore-headquartered subsidiary of DoubleDragon Corp., is set to push through with its planned listing in the United States before the end of the year.

DoubleDragon said Hotel101 Global is currently in the process toward its US listing, which is expected to take place in the fourth quarter.

Hotel101 Global will become the first Filipino company to list in the US via a special purpose acquisition company.

Last April, Hotel101 Global entered into a binding definitive merger agreement with JVSPAC Acquisition Corp., with the combined entity to list on the US NASDAQ under the ticker symbol “HBNB.”

Hotel101 Global and affiliates will have an equity value of $2.3 billion, or about P130 billion, following completion of the merger transaction.

DoubleDragon has organically developed a novel asset-light concept and highly unique business model in Hotel101.

Hotel101’s asset-light concept allows the company to generate revenue and income twice, first from the pre-selling of the condotel units, then second after the project is constructed it generates long term recurring revenue from the enrolled units in operating the hotel.

DoubleDragon said the export of Hotel101 is expected to eventually become one of the major US dollar inflow generator to the country’s economy.

The first three countries for Hotel101’s expansion abroad are Japan, Spain and US.

Hotel101 Global is expecting to complete and fully sell out all its units in Madrid, Spain and Niseko Hokkaido, Japan ahead of schedule.

The 680-room Hotel101-Madrid is slated to be the first Hotel101 to operate outside of the Philippines, which will be followed by Hotel101 in Niseko and Hotel101 in Los Angeles, California.

DoubleDragon said it has recently reached a milestone that is expected to further materially increase the unit sales revenue of Hotel101 Global to unit buyers from various parts of the world.

According to the company, Spanish Investor Visas or Golden Visas have been issued to the first batch of Hotel101-Madrid unit owners in just six months and 16 days from their purchase of Hotel101-Madrid units.

The company said that the Spain Investor Visa is a residence permit issued to non-European citizens who make a substantial investment in Spain such as buying a real estate asset worth 500,000 euros.

Golden Visa applicants have to purchase three Hotel101-Madrid units each to comply with the investment requirements.

DoubleDragon chairman Edgar “Injap” Sia II said it would be optional for the Hotel101 unit buyers if they wanted to apply for a Golden Visa with their purchase of the Hotel101 units.

“But it is worth noting that since Hotel101 is building a fresh inventory of units, it will not reduce the existing housing inventory in Spain, but will add economic activity in Spain through the purchase of land, generation of jobs from the construction phase up to the operation of the project, plus the long-term continuous recurring taxes that this project will bring in,” Sia said.

“We are excited for a long-term business endeavor, as Spain and Philippines have a very long history of cultural relationship and would bring long-term benefits to both Spain and the Philippines,” he said.

DoubleDragon said the Golden Visa applications are for evaluation and approval of the proper authorities of the government of Spain at its discretion.

However, it said the purchase of Hotel101 units can be used by the foreign buyer to comply with the 500,000-euro Spanish real estate investment requirement.

“We have seen incredible traction in our Hotel101 projects globally. Hotel101 Madrid has done exceptionally well not only because it qualifies as an investment under the Golden Visa regime but because of the opportunity it provides retail real estate investors globally to participate in the booming hotel industry specifically in Madrid, Spain,” Hotel101 Global CEO Hannah Yulo-Luccini said.

“In fact, we have seen an increasing number of local Spanish investors buying Hotel101 units in Madrid purely because they believe in the potential revenue the project will generate once completed,” she said.

Business World, published on September 27, 2024

Hotel101 eyes Q4 US listing, expects early sell-out in Spain and Japan

HOTEL101SALES.COM.PH

HOTEL 101 Global Pte. Ltd. (Hotel101), a subsidiary of DoubleDragon Corp. (DD), expects to sell all units in Japan and Spain ahead of schedule as it prepares for a planned US listing by the fourth quarter (Q4).

“Hotel101 Global expects to complete and fully sell out its units in Madrid, Spain and Niseko Hokkaido, Japan ahead of schedule,” DD said in a statement to the stock exchange on Thursday.

“Hotel101 Global is currently in the process towards its US listing expected in Q4 2024,” it added.

The 680-room Hotel101-Madrid, located on a 6,593 square-meter property in Valdebebas, Madrid, is scheduled for completion by end-2025.

The 482-room Hotel101-Niseko in Hokkaido, Japan, is set for completion by 2026.

Hotel101 will list on the NASDAQ via a merger with JVSPAC Acquisition Corp.

The combined entity will trade under the ticker symbol “HBNB,” making Hotel101 the first Philippine company to list in the US.

Hotel101 expects to generate P71.2 billion from the Hotel101-Niseko project and P8.8 billion from the Hotel101-Madrid property.

Hotel101 also said that the first batch of golden visas has been issued to the unit owners of its Madrid hotel project, marking a significant milestone for the development.

“The golden visa applications are for evaluation and approval of the proper authorities of the Government of Spain, at its discretion, but the purchase of Hotel101 units may be used by the foreign buyer to comply with the 500,000-euro Spanish real estate investment requirement,” DD said.

Officially known as the Spain investor visa, the golden visa is a residence permit granted to non-European citizens with a substantial investment in the country. The applicants need to purchase three Hotel101-Madrid units each to comply with the investment requirements.

“We have seen incredible traction in our Hotel101 projects globally. Hotel101-Madrid has done exceptionally well not only because it qualifies as an investment under the golden visa regime but because of the opportunity it provides retail real estate investors globally to participate in the booming hotel industry specifically in Madrid, Spain,” Hotel101 Global Chief Executive Officer Hannah Yulo-Luccini said.

“In fact, we have seen an increasing number of local Spanish investors buying Hotel101 units in Madrid purely because they believe in the potential revenue the project will generate once completed,” she added.

Meanwhile, DD Chairman Edgar “Injap” J. Sia II said the hotel project is expected to boost Spain’s economic activity.

“It will be optional for the Hotel101 unit buyers if they wanted to apply for a golden visa with their purchase of the Hotel101 units. It is worth noting that since Hotel101 is building a fresh inventory of units, it will not reduce the existing housing inventory in Spain, but will add economic activity in Spain through the purchase of land, generation of jobs from the construction phase up to the operation of the project, plus the long-term continuous recurring taxes that this project will bring in,” Mr. Sia said.

On Thursday, DD shares fell by 1.48% or 14 centavos to P9.35 per share. — Revin Mikhael D. Ochave

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination transaction (the “Transactions”). It does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation

JVSPAC, DoubleDragon, Hotel101 Global, and their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from JVSPAC’s shareholders in connection with the proposed Transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of JVSPAC’s shareholders in connection with the proposed Transactions will be set forth in the proxy statement/prospectus to be filed with the SEC in connection with the Transactions. You can find more information about JVSPAC’s directors and executive officers in JVSPAC’s final prospectus related to its initial public offering dated January 18, 2024 and subsequent filings on Form 3 and Form 10-K, and when available, Form 4 and Form 10-Q. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Additional Information About the Business Combination and Where to Find It

The proposed Transactions will be submitted to shareholders of JVSPAC for their consideration and approval. JVSPAC and PubCo intend to jointly file a registration statement (the “Registration Statement”) with the SEC which will include a preliminary proxy statement in connection with JVSPAC’s solicitation for proxies for the vote by JVSPAC’s shareholders in connection with the proposed Transactions and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of the securities to be issued to Hotel101 Global’s shareholders in connection with the completion of the proposed Transactions. After the Registration Statement is filed and declared effective, JVSPAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Transactions. JVSPAC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with JVSPAC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed Transactions, because these documents will contain important information about JVSPAC, Hotel101 Global and the proposed Transactions. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed Transactions and other documents filed with the SEC by JVSPAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to JVSPAC at G/F Hang Tak Building, 1 Electric Street, Wan Chai, Hong Kong.

Forward Looking Statements

This communication includes “forward-looking statements” which may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated enterprise value of the combined company, Hotel101 Global’s ability to scale and grow its business, the advantages and expected growth of the combined company, the combined company’s ability to source and retain talent, the cash position of the combined company following closing of the Transactions, JVSPAC’s and Hotel101 Global’s ability to consummate the Transactions, and expectations related to the terms and timing of the Transactions, as applicable. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of JVSPAC’s and Hotel101 Global’s management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve, and must not be relied on by any investor, as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of JVSPAC and Hotel101 Global. These forward-looking statements are subject to a number of risks and uncertainties, including the ability of JVSPAC and Hotel101 Global to successfully or timely consummate the proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Transactions or approval of the shareholders of JVSPAC or Hotel101 Global; failure to realize the anticipated benefits of the proposed Transactions; the combined company’s ability to execute on its business model, potential business expansion opportunities in foreign countries and growth strategies, retain and expand customers’ use of its hotel services and attract new customers, and source and maintain talent; risks relating to the combined company’s sources of cash and cash resources; risks relating to Hotel101 Global’s business; risks relating to JVSPAC’s and the combined company’s vulnerability to security breaches; risks relating to the combined company’s ability to manage future growth; the effects of competition on the combined company’s future business; the amount of redemption requests made by JVSPAC’s public shareholders; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries involving the parties to the Transactions; the impact of the COVID-19 pandemic on Hotel101 Global’s or the combined company’s business and the global economy; and those factors discussed in JVSPAC’s final prospectus related to its initial public offering dated January 18, 2024, under the heading “Risk Factors,” in JVSPAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 under the heading “Risk Factors” filed with the SEC on April 1, 2024 and other documents filed, or to be filed, by JVSPAC with the SEC. If any of these risks materializes or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither JVSPAC nor Hotel101 Global presently knows or that JVSPAC and Hotel101 Global currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect JVSPAC’s and Hotel101 Global’s expectations, plans or forecasts of future events and views as of the date of this communication. JVSPAC and Hotel101 Global anticipate that subsequent events and developments will cause JVSPAC’s and Hotel101 Global’s assessments to change. However, while JVSPAC and Hotel101 Global may elect to update these forward-looking statements at some point in the future, JVSPAC and Hotel101 Global specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing JVSPAC’s and Hotel101 Global’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.